UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell plc: Notification of Transactions of Directors / Persons
Discharging Managerial Responsibility ("PDMRs") and Connected Persons
LONDON, September 21, 2011/PRNewswire-FirstCall/ --
Notification relating to a transaction notified in accordance with: DR 3.1.4
R(1)(a)

    Date of Notification:         20 September 2011

    Today's Date:                 21 September 2011

    Name of Issuer:           Royal Dutch Shell plc

    Date of transaction:          19 September 2011

Name of Directors/PDMRs
See names listed below.
Nature of the transaction
Rollover of dividends into Royal Dutch Shell plc shares RDSA, RDSB and RDS.A (as given below) under the Long-Term Incentive Plan, Performance Share Plan,
Deferred Bonus Plan and Restricted Share plan.
The values are as follows:

    Peter Voser          EUR    221,049.74
    Malcolm Brinded      GBP    155,553.20
    Simon Henry          GBP    72,767.16
    Jeroen van der Veer  EUR    144,293.80
    Matthias Bichsel     EUR    46,052.19
    Peter Rees           GBP    16,706.08
    Hugh Mitchell        GBP    39,254.13
    Marvin Odum            $    87,931.61
    Mark Williams          $    94,612.57

The number of shares is as follows:

    Peter Voser            9,358    RDSA
    Malcolm Brinded        7,473    RDSB
    Simon Henry            3,495    RDSB
    Jeroen van der Veer    6,108    RDSA
    Matthias Bichsel       1,949    RDSA
    Peter Rees               802    RDSB
    Hugh Mitchell          1,885    RDSB
    Marvin Odum            1,344    RDS.A
    Mark Williams          1,447    RDS.A

Classes of security

    Royal Dutch Shell Class A - ordinary shares ("RDSA")
    Royal Dutch Shell Class B - ordinary shares ("RDSB")
    Royal Dutch Shell plc Class A - ADS ("RDS.A")

Note
Long Term Incentive Plan ("LTIP")
The LTIP is a performance based share plan under which Directors receive a conditional award of shares ("performance shares"). The actual number of performance shares which Directors could finally receive under the plan ranges from nil to two times the conditional award, subject to the performance of the
Company over a period of three years. For the purposes of disclosure and maintenance of certain statutory records, the number of performance shares is taken to be one times the number of performance shares conditionally awarded.
Performance shares attract dividends in the form of shares ("dividend shares")
and, whilst Directors could finally receive dividend shares based on two times the conditional award, such dividend shares are disclosed and recorded on the basis of the number of shares conditionally awarded. Further details of the LTIP can be found in the Royal Dutch Shell Annual Report and Form 20-F for the year ended December 31, 2010.
Performance Share Plan ("PSP")
When awards are made under the LTIP other than to the Executive Directors the plan is called the Performance Share Plan. Simon Henry received awards under the
PSP prior to his appointment as an Executive Director with effect from May 20,
2009. Further details of the PSP can be found in the Royal Dutch Shell Annual
Report and Form 20-F for the year ended December 31, 2010.
Deferred Bonus Plan ("DBP")
The DBP requires that Executive Directors and Persons Discharging Managerial
Responsibility invest no less than 25% of their annual bonus in deferred bonus shares. They may choose to invest up to 50% in such shares and the Plan provides for dividends in the form of shares ("dividend shares") to be accrued on the deferred bonus shares. For the purposes of disclosure and maintenance of certain statutory records, the number of shares does not include any performance-related matching shares that may be earned in accordance with the plan rules applicable to each award, the number of such performance related matching shares being unknown until the performance criteria are assessed at the end of the performance period. Further details of the DBP can be found in the Royal Dutch
Shell Annual Report and Form 20-F for the year ended December 31, 2010.
Restricted Share Plan ("RSP")
The RSP is a share plan under which certain employees and Directors may receive a conditional award of shares. The shares vest three years after the award date subject to the employee or the Director being employed by a Shell Group company at that time. The conditional shares awarded under the RSP attract dividends in the form of shares ("dividend shares") during the retention period. Further details of the RSP can be found in the Royal Dutch Shell Annual Report and Form
20-F for the year ended December 31, 2010.

    Name of Contact:  Mark Edwards
    Phone number of contact: +44(0)20-7934-2817

Source: Royal Dutch Shell plc
..
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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 23 September 2011	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary